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www.dechert.com

FREDERICK H. SHERLEY

frederick.sherley@dechert.com
+1 704 339 3151 Direct
+1 704 339 3103 Fax

February 28, 2012

VIA EDGAR

Ms. Mary Cole
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Investor Funds (“Registrant”) File Nos. 033-07647 and 811-04782
Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A

Dear Ms. Cole:

This letter responds to the comments that you provided to me by telephone on February 1, 2012 regarding Post-Effective Amendment No. 143 to the Registrant’s Registration Statement on Form N-1A (“PEA 143”). PEA 143 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on December 12, 2011, to register the Income Strategy Fund, a new series of the Registrant (the “Fund”).

The changes described in this letter will be reflected in a post-effective amendment to the Registrant’s Registration Statement, which is expected to be filed with the SEC on or about February 28, 2012.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given to them in the Registrant’s Registration Statement.

Prospectus Comments (Summary Section):

1. Fees and Expenses Table.

     Comment.

     a. Please discuss supplementally whether the amount of Acquired Fund Fees and Expenses listed in the fee table reflects investments in affiliated funds and, if so, how the investments in the funds are handled for purposes of the fee waiver.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco
Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

     Response. The Acquired Fund Fees and Expenses item in the fee table includes the fees and expenses of affiliated funds. Registrant has determined to change its disclosure in the fee table footnote. The parenthetical in the footnote addressing exclusions from the expense limitation arrangement will state: “(excluding interest, taxes, brokerage commissions, extraordinary expenses and estimated indirect expenses attributable to the Fund's investments in investment companies other than the HSBC Growth Portfolio and HSBC Opportunity Portfolio).”

2. Principal Investment Strategies.

     Comment.

     a. In the second paragraph of the description of the Fund’s principal investment strategies, there is a discussion of the adviser using an active or tactical investment strategy. Please explain supplementally how this is consistent with an investment objective of seeking current income.

     Response. The Registrant believes that active or tactical investment strategies may be consistent with seeking current income. In this case, the Fund seeks current income by means of active or tactical allocations among the permissible asset classes for investment, as set forth in the chart included in the principal investment strategies section.

     Comment.

     b. Please consider explaining what is meant by “asset classes” and “sectors.”

     Response. The Registrant submits that the chart included in the principal investment strategies section, which shows target and permissible ranges of allocations, sufficiently defines the asset classes. For the sake of clarity, the Registrant will add “(and Sector)” immediately following the header for the column in the chart entitled “Asset Class” to help clarify that the indented references are to the sectors within the particular asset class.

     Comment.

     c. There is a reference to investments in lower quality fixed income investments. Please clarify what types of lower quality investments are intended, including maturity parameters.

     Response. The Fund will have exposure to lower quality fixed income instruments indirectly, through its investments in Underlying Funds. The Registrant therefore submits that it is not possible to set specific parameters regarding lower quality investments.

     Comment.

     d. Please specify the types of derivatives the fund will invest in, given that there is risk disclosure regarding leverage and derivatives in the principal investment risks section.

     Response. The Registrant respectfully notes that the only investment the Fund anticipates making, other than in shares of funds, is exchange-traded notes. Given that the Fund therefore will be exposed to derivatives mostly indirectly through its investments in Underlying Funds, it is not in a position to be able to state definitively the derivatives it will have exposure to at any particular time.

     Comment.

     e. Please add a discussion of the fund’s foreign and emerging markets investments, given that there is risk disclosure on these points in the principal investment risks section.

     Response. There is a reference in the last paragraph of the principal investment strategies section to the Underlying Funds making foreign investments. The Registrant will amend the sentence to add a reference to emerging markets investments, so that it will state: “The Underlying Funds’ investments may include U.S. and foreign equity securities (including emerging market securities) and investment grade and lower quality corporate and governmental fixed income securities.”

3. Principal Investment Risks.

     Comment.

     a. In the description of high yield risk, please indicate that high yield bonds are speculative.

     Response. The Registrant will add this disclosure.

     Comment.

     b. Please consider adding a “fund of funds” risk that addresses the layering of expenses inherent in a fund of funds structure.

     Response. The Registrant notes that this issue is discussed in the body of the prospectus, in the section entitled “The Two-Tier Fund Structure.” In PEA 143, this discussion is on page 15. The Registrant believes that this layering is more of a fact of investing in a fund of funds structure that requires disclosure than a risk of investment, and therefore respectfully declines to add a fee layering risk to the principal investment risks section.

     Comment. In the discussion of swap risk, please disclose if there is a limitation on transactions with any one counterparty.

     Response. As indicated above, the Fund will have exposure to swap agreements indirectly through its investments in Underlying Funds. It therefore does not have any limitation on transactions with any one counterparty.

     Comment. For the purposes of the description of “commodity risk” please consider whether this should be the risk of investing in commodities related instruments, or of Underlying Funds making commodities related investments.

     Response. The Registrant believes that the designation of this risk as “commodity risk” is appropriate and consistent with other risk disclosures made in Registrant’s registration statement, and accordingly has determined not to amend the description.

     Comment. At the end of the principal investment risks section, there is cross reference. Please try to limit cross references in the summary.

     Response. Registrant seeks to limit cross references in the summary section, but believes that this cross reference is warranted.

4. Comment. In the portfolio manager discussion, please add the date the fund commenced operations. The year only is fine.

     Response. The requested change will be made to the Registrant’s Registration Statement.

Prospectus Comments (Statutory Section):

1. More About Risks and Investment Strategies.

     Comment.

     a. Please address the comments made above in the body of the prospectus as appropriate.

     Response. The Registrant will implement changes to the body of the prospectus consistent with those implemented in the summary, as set forth above.

     Comment.

     b. In the “Who May Want to Invest?” section, please explain supplementally how this fund is an appropriate single investment for investors. Also, please consider adding disclosure that goes beyond the statement that the fund is “not appropriate for investors seeking safety of principal” to specify the fact that investors should be prepared to lose money and experience potentially significant market volatility in connection with the investment.

     Response. While the Registrant believes that this Fund may be an appropriate single investment for investors, it has determined to amend the disclosure to make it a statement that the Fund may be an appropriate single investment with respect to the asset classes and sectors in which the Fund invests:

  Seeking a single investment in the asset classes and sectors in which the Fund invests that diversifies your assets in a portfolio of Funds by utilizing an asset allocation strategy, including tactical asset allocation

The Registrant has also added disclosure that goes beyond the statement that the Fund is “not appropriate for investors seeking safety of principal”:

  Seeking safety of principal, as investors should be prepared to lose money and experience potentially significant market volatility in connection with their investment

*   *   *   *

Please address any questions you may have concerning this letter to me at 704.339.3151. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley